Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

22NW FUND, LP

Purchase of Common Stock	2,200	7.2911	02/03/2026
Purchase of Common Stock	1,586	7.0773	02/03/2026
Purchase of Common Stock	81,007	7.8102	02/04/2026
Purchase of Common Stock	5,742	7.9904	02/05/2026
Purchase of Common Stock	13,793	7.9982	02/05/2026